April 27, 2010

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Ms. van Doorn:

We are writing regarding your letter dated April 26, 2010. We currently plan to respond to your comments by the end of next week, i.e., the week of May 3.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada Executive Managing Director and Chief Financial Officer Nomura Holdings, Inc.

cc:	Jonathan Wiggins

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)